Proxy Voting Results

On March 16, 2016, a special meeting of the shareholders of the Green Owl Intrinsic Value Fund (the “Fund”) was held at the offices of the Valued Advisers Trust (the “Trust”) for the purpose of approving a new investment advisory agreement with respect to the Fund between Kovitz Investment Group Partners, LLC and the Trust.

Below are the voting results for the Fund from the special meeting:

For	Against	Abstain
2,174,282	1,903	0